U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Curley, John J.
   Gannett Co., Inc.
   1100 Wilson Boulevard
   Arlington, Virginia  22234
2. Issuer Name and Ticker or Trading Symbol
   Gannett Co., Inc.
   "GCI"
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |02/25/|A   |3,638             |A  |$40.8125   |See Below          |D     |(1)                        |
                             |97    |    |                  |   |           |                   |      |                           |
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Common Stock                 |12/09/|G   |14,217            |D  |N/A        |369,989            |D     |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Common Stock                 |To 09/|    |                  |   |           |21,440.674         |I     |(2)                        |
                             |30/97 |    |                  |   |           |                   |      |                           |
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Common Stock                 |      |    |                  |   |           |31,628             |I     |(3)                        |
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Common Stock                 |      |    |                  |   |           |14,217             |I     |(4)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Stock Options/Option Sur|$59.50  |12/09|A   |170,000    |A  |12/09|12/09|Common Stock|170,000|0      |170,000     |D  |            |
render Rights           |        |/97  |    |           |   |/01  |/07  |            |       |       |            |   |            |
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Explanation of Responses:
(1) Total includes shares acquired upon award of shares under the Company's Long-Term Incentive Plan.
(2) Held by the trustee of the Company's 401(k) Plan, Boston Safe Deposit and Trust Company.
(3) Beneficially owned by the John J. Curley Charitable Remainder Unitrust, of which the reporting person is an
"insider trustee."
(4) Beneficially owned by the John J. Curley Charitable Remainder Unitrust #2, of which the reporting person is an
"insider
trustee."
SIGNATURE OF REPORTING PERSON
/s/     John J. Curley